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                                                                 EXHIBIT (A)(10)

                           SMT HEALTH SERVICES INC.
                              10521 PERRY HIGHWAY
                             PITTSBURGH, PA 15090

                                                                  June 30, 1997

To our Stockholders:

  I am pleased to inform you that, on June 24, 1997, SMT Health Services Inc. ("SMT") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Three Rivers Holding Corp. ("Parent") and Three Rivers Acquisition Corp., a wholly owned subsidiary of Parent ("Purchaser"), affiliates of Apollo Management, L.P., pursuant to which Purchaser has commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares of SMT Common Stock (the "Shares") for $11.75 per share, net to the seller in cash. Under the Merger Agreement, the Offer will be followed by a merger (the "Merger") in which, among other things, any and all remaining Shares of SMT Common Stock will be converted into the right to receive $11.75 per share in cash, without interest.

  YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTEREST OF THE STOCKHOLDERS OF SMT AND RECOMMENDS THAT ALL OF THE STOCKHOLDERS OF SMT ACCEPT THE OFFER, TENDER THEIR SHARES AND APPROVE THE MERGER AGREEMENT AND THE MERGER, IF REQUIRED BY LAW.

  Enclosed is a copy of SMT's Solicitation/Recommendation Statement on
Schedule 14D-9 filed with the Securities and Exchange Commission, which includes detailed information regarding the factors considered by your Board of Directors in its deliberations, and certain information regarding the Offer and the Merger. Included as Annex B to the Schedule 14D-9 is a copy of the written opinion dated June 24, 1997 of Smith Barney Inc., SMT's financial advisor, to the effect that, as of such date and based upon and subject to certain matters stated therein, the cash consideration to be received by holders of Shares (other than Parent and its affiliates) in the Offer and Merger was fair to such holders from a financial point of view.

  A more complete description of the Offer and the Merger is set forth in the Offer to Purchase dated June 30, 1997, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer, describe the terms of the Merger and provide instructions as to how to tender your Shares. I urge you to read the enclosed material carefully before making a decision with respect to tendering your Shares in the Offer.

                                          Sincerely,

                                          Jeff D. Bergman
                                          Chairman of the Board, Chief
                                           Executive Officer and President